CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated January 13, 2006 with respect to the financial statements of Central Gold – Trust as at December 31, 2005 and 2004 and for each of the years in the two- year period ended December 31, 2005 and to the use of our report dated January 28, 2005 with respect to the financial statements of Central Gold – Trust as at December 31, 2004 and 2003 and for each of the years in the two- year period ended December 31, 2004 incorporated by reference in the Registration Statement on Form F-40 of Central Gold – Trust.

Ernst & Young LLP

/s/ Ernst & Young LLP
Chartered Accountants

June 28, 2006
Toronto, Canada